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Exhibit 12.1

Hexcel Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	Historical					Pro Forma
	2000	2001	2002	2003	2004	2004
	(in millions)
Income (Loss) before Income Taxes and Equity in Earnings (Losses)	$75.0	$(383.7)	$7.7	$3.8	$38.9	$52.6
Interest Expense, Including Amortization of Debt Issuance Costs	68.7	64.8	62.8	53.6	47.7	34.0
Interest Portion of Rentals(1)	2.3	1.8	1.3	1.7	2.4	2.4

EARNINGS BEFORE PROVISION FOR TAXES AND FIXED CHARGES	$146.0	$(317.1)	$71.8	$59.1	$89.0	$89.0

Interest Expense, Including Amortization of Debt Issuance Costs	$68.7	$64.8	$62.8	$53.6	$47.7	$34.0
Interest Portion of Rentals(1)	2.3	1.8	1.3	1.7	2.4	2.4

TOTAL FIXED CHARGES	$71.0	$66.6	$64.1	$55.3	$50.1	$36.4

RATIO OF EARNINGS TO FIXED CHARGES(2)	2.1	N/A	1.1	1.1	1.8	2.4

(1)
Calculated as one third of rentals, which is a reasonable approximation of the interest factor.

(2)
Earnings are inadequate to cover fixed charges for 2001. The deficiency in earnings for the year ended December 31, 2001 is $(383.7) million.

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Hexcel Corporation and Subsidiaries Computation of Ratio of Earnings to Fixed Charges